

March 20, 2008

Mr. William B. Larson
Sr. Vice President and Chief Financial Officer, Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

**Re:** **Commercial Metals Company**
**Form 10-K for the fiscal year ended August 31, 2007**
**File No. 1-4304**

Dear Mr. Larson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the fiscal year ended August 31, 2007**

Notes to the Consolidated financial Statements

Note 1. Summary of Significant Account Policies – Revenue Recognition, page 46

1.  We note your revenue recognition policy and have the following comments.
    *   Please enhance your future disclosures to specifically address the four criteria necessary for revenue to be realized and earned in accordance with SAB Topic 13.1.
    *   Your current accounting policy states, "When the Company estimates that a contract with a customer will result in a loss, the entire loss is accrued as soon as it is probable and estimable." Please tell us more about the nature of these contracts and how you recognize revenue under these contracts. If you are accounting for these contracts under SOP 81-1, please address the need to disclose this fact as well as provide all the disclosures required by paragraphs 21, 45, 52, 65 through 67 and 84 of SOP 81-1.

- You disclose in the first paragraph on page seven that you "…occasionally offer assistance to producers by arranging structured finance transactions…" Please more fully explain these transactions and how you account for these arrangements, citing specific accounting literature. Address the need to disclose these transactions in your financial statements.
- You disclose in the third paragraph on page seven that you are "designated as a marketing representative" and "on occasion we act as a broker for these products". Please address EITF 99-19 with regard to how you report revenue related to these transactions. In addition, address the need to disclose these transactions and their related accounting in your financial statements.
- Your disclose in the fourth paragraph on page seven that you focus on creative service functions for both sellers and buyers and you provide many services including: financing, storage, warehousing and hedging, among others. Please tell us more about these services and enhance your revenue recognition policies in future filings to disclose how you account for each of these apparent revenue streams. Please specifically address whether your warehousing and storage services are a result of bill-and-hold arrangements. If so, please refer to SAB Topic 13.3 and address the appropriateness of your revenue recognition for these contracts.
- We also note your disclosure on page 34 which indicates that you rent construction related products and accessories. Please enhance future disclosures to discuss your accounting policy for this activity.

Note 1. Summary of Significant Account Policies – Environmental Costs, page 47

2. Expand the discussion of your accrual for environmental investigation and remediation liabilities to address the SFAS 5 criteria for when you accrue for these liabilities.

Note 3. Sales of Accounts Receivable, page 51

3. We note your accounts receivable securitization program and related disclosures and have the following comments:
   - We note that you account for the transfer of receivables to CMCRV as sales. We further note that as of August 31, 2007 and 2006, uncollected accounts receivable of $378 and $351, respectively had been sold to CMCRV and that the Company's undivided interest in these receivables (representing the Company's retained interest) was 100% as of August 31, 2007 and 2006. Please clarify the appropriateness of sale accounting in light of the Company's 100% retained interest in these uncollected accounts receivable.
   - We also note that you are responsible for servicing the entire pool of receivables. Please expand your disclosures to clarify how you are recognizing and measuring servicing assets and liabilities in accordance with paragraph 13 of SFAS 140. Additionally, please revise future filings to include all the disclosures required by paragraph 17 of SFAS 140 as they relate to servicing assets and liabilities.
   - Provide a reconciliation of your footnote disclosures regarding your accounts receivable sold in fiscal year 2007 and 2006 to the amounts reflected in your statements of cash flows.

Note 11. Commitment and Contingencies – Environmental and Other Matters, page 60

4.  We have the following comments regarding your environmental commitments and contingencies.
    *   Please revise future filings to clarify the difference between the cleanup and remediation costs you have accrued for related to the CERCLA sites and the $6.5 million for environmental liabilities.
    *   You indicate that you have accrued for cleanup and remediation costs at eight of the thirteen CERCLA sites. Expand your disclosures in future filings to discuss why you have accrued for cleanup and remediation costs related to the remaining five CERCLA sites.

Item 9A. Controls and Procedures, page 65

5.  You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of August 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, Jessica Kane, Attorney, at (202) 551-3235, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief